SAMSON OIL & GAS TO PRESENT AT THE IPAA CONFERENCE

Denver 1700 hours April 12th, 2010

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) is presenting to the delegates attending the Independent Petroleum Association of America’s (IPAA) Oil and Gas investment Symposium being held in New York at 0910 hours (EST) on April 13th . This is 2310 hours in Sydney on April 13th. The presentation is being webcast and this is available on at the following link:

http://www.corporate-ir.net/ireye/conflobby.zhtml?ticker=SSN&item_id=2726523

The presentation is also available on the company’s website

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,295 million ordinary shares issued and outstanding, which would be the equivalent of 64.7 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$0.83 per ADS on April 12th 2010 the company has a market capitalization of approximately US$ 53.7 million.  Correspondingly, based on the ASX closing price of A$0.04 on April 12th, 2010, the company has a market capitalization of A$51.8 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.